Exhibit 99.1

Changyou.com Announces Special Cash Dividend of US$9.40 per ADS

Beijing, China, April 5, 2018 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced that its board of directors has declared a special cash dividend of US$4.70 per Class A ordinary or Class B ordinary share, or US$9.40 per American depositary share (“ADS”), each of which represents two Class A ordinary shares. The aggregate amount of the special cash dividend will be approximately US$500 million.

Record holders of the Company’s ordinary shares at the close of business U.S. Eastern Time on April 20, 2018 (the “Record Date”) will be entitled to receive the special cash dividend. Changyou expects The Bank of New York Mellon, the depositary bank for Changyou’s ADS program, to distribute dividends to holders of ADSs as of the Record Date on or about April 26, 2018.

Mr. Dewen Chen, Changyou’s CEO, commented, “We are pleased to reward our shareholders with this special dividend, which reflects our continued commitment to drive value for investors over the long term. After this distribution, we are confident that we will have sufficient capital for our business, including to fully fund our R&D, execute game strategy, take advantage of new opportunities as they arise, and maintain our leading position in the online game market, and we believe that we will continue to be able to generate strong cash flows.”

In order to facilitate the distribution of this special dividend, Changyou has revised its policy for its PRC subsidiaries with respect to their distribution of cash dividends. Under the revised policy, all PRC subsidiaries in the Changyou Group will be able to distribute their cumulative available and undistributed earnings to their direct overseas parent companies in the Changyou Group. The change will result in Changyou’s accrual of additional withholding income taxes of approximately $47 million for the period before December 31, 2017, which will be recognized in the Company’s consolidated financial statements for the quarter ended March 31, 2018.

As of December 31, 2017, Changyou had cash and cash equivalents and short-term investments of US$978 million. Operating cash flow for the year ended December 31, 2017 was a net inflow of US$199 million.

Safe Harbor Statement

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations in general and possible continued fluctuations in the exchange rate of the RMB in particular, including their potential impact on the Chinese economy and on the Company’s reported U.S. dollar results; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators; and the Company’s reliance on TLBB as a major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2018, and other filings with the Securities and Exchange Commission.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Changyou.com Limited

Investor Relations Department

Phone: +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1 (480) 614-3004

Email: lbergkamp@ChristensenIR.com